NO ACT

PE
12-15-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10013341

December 29, 2010

A. Jane Kamenz
Securities Counsel
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-29-10

Re: The Coca-Cola Company
Incoming letter dated December 15, 2010

Dear Ms. Kamenz:

This is in response to your letter dated December 15, 2010 concerning the shareholder proposal submitted to Coca-Cola by Elton Shepherd. We also have received a letter from the proponent dated December 17, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: Elton Shepherd

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Coca-Cola Company
Incoming letter dated December 15, 2010

The proposal requests that significant percentage of future awards of restricted stock and performance share units to senior executives and board members be tied to specific performance metrics and, further, that performance targets and timeframes be clearly communicated to shareholders. In addition, the proposal requests that future awards of restricted stock and performance share units not be prematurely released or substantially altered without a shareholder vote.

There appears to be some basis for your view that Coca-Cola may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Coca-Cola's proxy materials in 2006, 2007, 2009 and 2010 and that the 2010 proposal received 9.90 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Coca-Cola omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Eric Envall
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Adele Shepherd*** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 17, 2010 3:41 PM
To: shareholderproposals
Subject: Coca-Cola Shareowner Proposal Submitted To Coca-Cola By Elton Shepherd

December 17, 2010

U. S. Securities & Exchange Commission
Office of Chief Counsel
100 F Street N. E.
Washington, D. C. 20549

Ladies and Gentlemen:

Coca-Cola intends to exclude my 2011 restricted stock proposal from its proxy. I respectfully disagree.

Regarding my 2008 proposal, in a letter to the SEC, dated 12-14-07, Coca-Cola stated that while . . .

"equity compensation proposals focusing solely on compensation paid to senior executives and Directors are not
considered matters of 'ordinary business operations' and are not excludable under Rule 14a-8(i)(7) . . . my proposal

"would apply to all awards of restricted stock, regardless of the rank or position of the grantee" . . . because

"it applied to equity compensation generally and was not limited to senior executives and Directors."

My 2008 proposal was excluded from the Coca-Cola proxy on this basis.

In 2009, I submitted a new restricted stock proposal, specifically regarding grants to senior executives and Directors only.

My 2009 proposal received about 10% of the vote, well above the 3% requirement for a new proposal.

Upon resubmission in 2010, I received 9.9% of the vote, well above the 6% threshold for a second year proposal.

My 2011 proposal does deal substantially with the same subject matter as my 2009 and 2010 proposals. However, 2011 does not deal substantially with the same subject matter as my 2006 and 2007 proposals.

2006 and 2007 applied to equity compensation generally and were not limited to senior executives and Directors.

2009, 2010 and 2011 focus solely on equity compensation programs for senior executives and Directors.

Equity compensation programs for "senior executives and Directors" and "all other employees" are distinct and different. A proposal focusing on the former is not excludable by SEC rule unless it fails to receive 10% of the vote in its third year, which for my proposal is 2011. I urge you to direct Coca-Cola to include my proposal in its proxy.

Regarding my supporting statement, please note that it provides important details to shareowners. For example . . .

Coca-Cola claimed in its 2010 proxy that my proposal had been substantially implemented. Yet, the 2010 release of 13, 379 unvested, restricted shares to Mr. Mattia was revealed in his separation agreement on file with the SEC, not in the proxy.

Many shareowners are unaware that the Restricted Stock Program can be amended at any time without shareowner approval.

Finally, my proposal does not preclude the release of unvested, restricted stock. Rather, it urges the Board to seek shareowner approval, a matter of transparency consistent with good corporate governance.

A copy of this letter has been sent to Coca-Cola.

Thanks for your public service and best wishes in all endeavors. Have a happy holiday season.

Yours for the SEC,

Elton Shepherd (I am using my wife Adele's computer) *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
Phone *** FISMA & OMB Memorandum M-07-16 ***

The Coca-Cola Company

Anita Jane Kamenz
Securities Counsel
Office of the Secretary
Email: jkamenz@na.ko.com

P.O. Box 1734
Atlanta, GA 30301
(404) 676-2187
Fax: (404) 598-2187

Rule 14a-8(i)(12)(iii)

December 15, 2010

BY E-MAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Coca-Cola Company – Notice of Intent to Omit from Proxy Materials Shareholder Proposal Submitted by Elton Shepherd

Ladies and Gentlemen:

The Coca-Cola Company, a Delaware corporation (the "Company"), submits this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") received from Elton Shepherd (the "Proponent") from its proxy materials for its 2011 Annual Meeting of Shareowners (the "2011 Proxy Materials"). The Proposal was received by the Company on October 22, 2010. The Company requests confirmation that the Division of Corporation Finance (the "Staff) will not recommend to the Commission that enforcement action be taken if the Company excludes the Proposal from its 2011 Proxy Materials in reliance on Rule 14a-8(i)(12)(iii) under the Exchange Act.

A copy of the Proposal and all related correspondence are attached as Exhibit A. In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachments are simultaneously being sent to the Proponent as notice of the Company's intent to omit the Proposal from the 2011 Proxy Materials as required by Rule 14a-8(j).

The Company currently intends to file definitive copies of its 2011 Proxy Materials with the Commission on or about March 10, 2011.

The Proposal[1]

The Proposal states:

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units To Senior Executives And Board Members...

Are performance based;

Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

And, can not be prematurely released or substantially altered without a shareowners vote.

Basis for Exclusion

The Company believes that the Proposal may be excluded from the 2011 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the Proposal deals with substantially the same subject matter as four shareholder proposals previously submitted by the Proponent that were included in the Company's 2006, 2007, 2009 and 2010 proxy materials (collectively, the "Previous Proposals"), and the most recently submitted of those proposals did not receive the support necessary for resubmission.

Analysis

The Proposal is Excludable Pursuant to Rule 14a-8(i)(12)(iii) Because It Deals with Substantially the Same Subject Matter as Proposals Submitted More Than Three Times Over the Preceding Five Calendar Years, and the Most Recently Submitted of Those Proposals Did Not Receive the Support Necessary for Resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" where the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years." As discussed

[1] The entire Proposal, including the introductory and supporting statements to the Proposal, is set forth in Exhibit A to this letter.

below, the Proposal is substantially the same as the most recent of the Previous Proposals, which received less than 10% support.

The Proposal Deals with Substantially the Same Subject Matter as the Previous Proposals

The Previous Proposals and the Proposal contain virtually identical language. The text of the Previous Proposals submitted in 2006, 2007, 2009 and 2010 are attached hereto as Exhibit B, Exhibit C, Exhibit D and Exhibit E, respectively. As the exhibits show, the resolutions in the 2006 Proposal and 2007 Proposal are identical. In addition, the resolutions in the 2009 Proposal and the Proposal are identical. The only difference between these two forms of the Proposal is the addition of the words "*To Senior Executives and Board Members…*" after the words "*Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage of Future Awards of Free Restricted Stock and Performance Share Units*" in the 2009 Proposal and the Proposal. The resolution in the 2010 Proposal is identical to the 2009 Proposal and the Proposal except that in the resolution in the 2010 Proposal, the word "prematurely" was omitted from the last sentence of the resolution and the word "shareholder" in the last sentence of the resolution was stated in the singular.

There are insignificant, non-substantive differences in the supporting statements contained in the Proposal and the Previous Proposals. For example, there are variations in the identity of the Company's senior executives awarded restricted stock and in the assertions made by the Proponent with respect to value of these awards and the application of the Company's compensation program. These minor differences, which all serve to support the virtually identical resolutions in the Proposal and Previous Proposals, do not make the Proposal substantively different from the Previous Proposals.

Rule 14a-8(i)(12) does not require that a proposal be identical to previous proposals for it to be excluded, but rather provides for exclusion if a proposal addresses substantially the same subject matter as previous proposals. See *Release No. 34-20091* (August 16, 1983) (the "1983 Release"). In adopting the current version of Rule 14-8(i)(12), the Commission stated that judgments under Rule 14a-8(i)(12) are to be "based upon a consideration of the substantive concerns raised by the proposal rather than specific language or actions proposed to deal with those concerns." *See 1983 Release.* This rationale for the (i)(12) exclusion clearly supports exclusion of the Proposal: despite the minor differences in the language and presentation of the Proposal and Previous Proposals, each deals with the same substantive issue and requests that the same action be taken.

The 2010 Proposal Did Not Receive the Support Necessary for Resubmission

The most recent of the Previous Proposals submitted and included in the Company's proxy materials was for the 2010 Annual Meeting of Shareowners. As reported in the Company's Current Report on Form 8-K filed with the Commission on April 26, 2010, there were 164,325,269 votes cast "for" and 1,494,703,663 votes cast "against" the 2010 Proposal. Pursuant to Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001) ("SLB 14)", only votes cast for or against a proposal are included in the calculation of the shareholder vote for purposes of Rule 14a-8(i)(12); abstentions and broker non-votes are not included. Calculating the votes in accordance with SLB 14, only 9.90% of the votes were cast in favor of the 2010 Proposal. Accordingly, the 2010 Proposal received less than 10% of the vote in connection with its most recent submission.

For the foregoing reasons, it is our view that the Company may exclude the Proposal from its 2011 Proxy Materials under Rule 14a-8(i)(12)(iii).

Conclusion

For the reasons set forth above, the Company hereby respectfully requests confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the 2011 Proxy Materials. Should the Staff disagree with the conclusions set forth in this letter, the Company would appreciate the opportunity to confer with the Staff prior to issuance of the Staff's response.

Should the Staff have any questions regarding this matter, please feel free to call me at (404) 676-2187.

Sincerely,

A. Jane Kamenz
Securities Counsel

c: Elton Shepherd
Gloria K. Bowden
Mark E. Preisinger

Enclosures

Exhibit A

**Copy of the Elton Shepherd Proposal
and
Correspondence**

2011 Coca-Cola Shareowner Proposal - Submitted October 18, 2010

This Proposal Is Dedicated To John Gilbert, A Champion Of Corporate Governance.

Gilbert created the shareowner proposal system, calling it the "Magna Carta" of shareowner rights.

In 1983, Coca-Cola Established A Restricted Stock Program.

Since 1983, $1.9 Billion Dollars Of Free Restricted Shares, An Extraordinary Sum, Have Been Bestowed Upon A Select Group Of Senior Executives.

This $1.9 billion dollars could have been reinvested in our great enterprise to foster its continued prosperity.

Coca-Cola Claims That Restricted Stock Is Not Free.

The cost of restricted stock is . . . ***ZERO.***

Moreover, free restricted stock guarantees recipients a profit, even if Coca-Cola's stock price decreases.

Key Executives Receiving Free Restricted Stock Included . . .

Executive	Market Value of Free Restricted Shares On October 15, 2010
Goizueta	$ 673,000,000
Keough	$ 158,000,000
Total	***$831,000,000***

There were no performance requirements for these free shares.

In 2003, Coca-Cola Established A Performance Share Unit Program.

Performance Share Units, another form of free restricted stock, are forfeited if compound financial growth targets are not achieved.

However, forfeited grants can be and have been replaced by new grants to the same executives.

Coca-Cola's Restricted Stock Program Allows Our Board "To Amend The Plan" Without A Shareowners Vote.

Coca-Cola Has Repeatedly Used This Provision To Release Unvested, Free Shares To Departing Executives Including . . .

Executive	Market Value of Unvested Free Shares Upon Departure
Ivester	$98,000,000 . . . Under Ivester our stock price decreased from $58 to $52.
Stahl	$19,000,000
Total	***$117,000,000***

Coca-Cola Claims That My Proposal To Preclude The Release Of Unvested Free Shares, Unless Approved By Shareowners, Has Been Substantially Implemented.

However, Coca-Cola Continues To Release Unvested, Free Shares To Departing Executives Including . . .

Executive	Number of Unvested Free Shares Released
Minnick	19,228 . . . released in 2008.
Mattia	13,379 . . . released in 2010.

Mattia also received $2,000,000 in cash separation benefits.

Robert Woodruff, Who Spent A Lifetime Building Coca-Cola, Never Received Free Stock.

Mattia, who ***"retired"*** after just 3 years of service, received 13,379 ***unvested*** free shares.

As A Coca-Cola Employee, I Received Stock Options Which I Support For All Employees.

I purchased all of my vested options.

My unvested options were forfeited.

Thus, I believe departing executives should forfeit unvested, free restricted shares.

Your Vote Matters . . . I Believe Shareowner Support Of My Proposal Was A Key Reason Former CEO Daft's 1,500,000 Unvested, Free Restricted Shares Were Forfeited When He Departed In 2004.

If your shares are held by a financial institution, please instruct your fiduciary to vote YES.

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units To Senior Executives And Board Members . . .

Are performance based;

Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

And, can not be prematurely released or substantially altered without a shareowners vote.

October 18, 2010

Mark Preisinger - Assistant Vice-President, Shareowner Affairs
Coca-Cola Company
NAT 810
1 Coca-Cola Plaza
Atlanta, Georgia 30313

Reference: Shareowner Proposal of Elton W. Shepherd to the Coca-Cola Company dated October 18, 2010

Dear Mark:

Attached please find a shareowner proposal that I wish to include in Coca-Cola's 2011 proxy.

Also attached is correspondence from the Edward Jones Company, confirming their status as record holder of my 26,336 shares of Coca-Cola common stock. This correspondence confirms that I am eligible to submit a shareowner proposal because I have continuously and beneficially held from October 18, 2009 to October 18, 2010 at least $2,000 in market value of the Coca-Cola Company common stock entitled to be voted on my shareowner proposal at the 2011 annual meeting. Further, I confirm that I intend to hold my Coca-Cola stock through the date of the 2011 annual shareowner meeting.

Many thanks to you and your staff who have been consistently helpful and cordial in addressing my concerns and in guiding me through the SEC shareowner proposal process. Best in all endeavors.

Yours for Coca-Cola,

Elton Shepherd

*** FISMA & OMB Memorandum M-07-16 ***

RECEIVED
OCT 22 2010
Office of the Secretary

October 18, 2010

Coca-Cola Company
Attn: Mark Preisinger, Assistant V.P., Shareholder Affairs
1 Coca-Cola Plaza
Atlanta, Georgia 30313

RE: Shareowner Proposal of Elton Shepherd
To Coca-Cola dated October 18, 2010

Dear Mr. Preisinger:

As of October 18, 2010, the date Mr. Shepherd submitted shareowner proposal, he was the holder of record of $26,336 shares of Coca-Cola common stock. We currently hold these shares of stock in street name for Mr. Shepherd in his Edward Jones Accounts.

Further, we confirm that Mr. Shepherd is eligible to submit a shareowner proposal because he has continuously and beneficially held from October 10, 2009 to October 18, 2010 at least $2,000 in market value of Coca-Cola common stock in his Edward Jones Accounts. Therefore, he is entitled to vote on his shareowner proposal at the 2011 annual shareowners meeting.

Mr. Shepherd has informed Edward Jones that he intends to hold his Coca-Cola common stock through the date of the 2011 annual shareowners meeting.

Cordially,

Al Cass, AAMS
Financial Advisor
Edward Jones

Exhibit B

The Coca-Cola Company

NOTICE OF ANNUAL MEETING OF SHAREOWNERS

TO THE OWNERS OF COMMON STOCK
OF THE COCA-COLA COMPANY

The Annual Meeting of Shareowners of The Coca-Cola Company (the "Company") will be held at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware 19801, on Wednesday, April 19, 2006, at 10:30 a.m., local time. The purposes of the meeting are:

1. To elect eleven Directors to serve until the 2007 Annual Meeting of Shareowners,
2. To ratify the appointment of Ernst & Young LLP as independent auditors of the Company to serve for the 2006 fiscal year,
3. To approve an amendment to the 1989 Restricted Stock Award Plan of The Coca-Cola Company,
4. To vote on five proposals submitted by shareowners if properly presented at the meeting, and
5. To transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors set February 21, 2006 as the record date for the meeting. This means that owners of record of shares of Common Stock of the Company at the close of business on that date are entitled to:

- receive this notice of the meeting, and
- vote at the meeting and any adjournments or postponements of the meeting.

We will make available a list of shareowners as of the close of business on February 21, 2006 for inspection by shareowners during normal business hours from April 8 through April 18, 2006 at the Company's principal place of business, One Coca-Cola Plaza, Atlanta, Georgia 30313. This list also will be available to shareowners at the meeting.

By Order of the Board of Directors

CAROL CROFOOT HAYES
Associate General Counsel
and Secretary

Atlanta, Georgia
March 10, 2006

- Commercial Recovery: Coca-Cola continued working with major sporting venues, educational accounts and retail partners to demonstrate sustainable approaches for recycling away from home.

- Consumer Education: Coca-Cola provided recycling promotional resources to local communities through the American Beverage Association's award winning *Recycle It Now* Program.

Beverage containers are America's most recycled consumer products packaging and U.S. recycling rates for aluminum, PET and glass containers increased slightly in 2004. Even so, enhanced engagement by all members of the packaging value chain is needed to drive sustained improvements in recovery. We are committed more than ever to providing leadership on this issue as a source of responsibility and competitive business opportunity. To learn more about our commitment to environmental excellence please see our annual environmental report at *www.coca-cola.com.*

The Board of Directors recommends a vote AGAINST the proposal that the Company report on implementation of beverage container recycling strategy.

Shareowner Proposal Regarding Restricted Stock (Item 6)

Elton W. Shepard, *** FISMA & OMB Memorandum M-07-16 *** owner of 26,542 shares of Common Stock, submitted the following proposal:

Since 1999, PepsiCo Has Outperformed Coca-Cola By +81%

	$100 Investment — Stock Price Appreciation Plus Dividends		
	12-31-99	12-31-04	Return
Coca-Cola	$ 100	$ 78	-22%
PepsiCo	$ 100	$ 159	+59%

Coca-Cola peaked at $89 in 1998.

In 2004, The Wall Street Journal Attributed This Quote To Warren Buffett...

"there has been more misdirected compensation in corporate America in the last 5 years than in the previous 100."

During 2004, Coca-Cola Paid CEO Isdell $10,565,000 More Than Berkshire Paid CEO Buffett.

CEO	Base	Bonus	Free Restricted Stock Stock Value	Free Restricted Stock Dividends	Total	Weekly Pay
Isdell	$ 875,000	$ 2,865,000	$ 6,855,000	$ 70,000	$ 10,665,000	$ 205,000
Buffett	$ 100,000	$ 0	$ 0	$ 0	$ 100,000	$ 2,000

Restricted Stock...

Is ***free.***

Has no performance requirements.

Includes dividends and voting rights.

Dilutes the ownership interest of common shareowners.

And, guarantees recipients a profit, ***even if Coca-Cola's stock price decreases.***

Coca-Cola's Restricted Stock Plan Permits Our Board To Prematurely Release Unvested Shares Without A Shareowners Vote.

I believe this is undemocratic.

Restrictions On Free Restricted Stock Lapse 1) On A Date At Least Five Years After The Award, And 2) Upon Retirement At Age 62. However, Our Board Has Repeatedly Released Unvested, Free Restricted Shares To Departing Executives Who Did Not Meet These Two Requirements.

Former Executive	Value Of Free Restricted Shares Upon Release		
Ivester	$	98,000,000	
Isdell	$	20,340,000	...CEO Isdell left Coca-Cola in 1998, then returned in 2004.
Stahl	$	19,100,000	
Cooper	$	11,578,000	
Zyman	$	10,000,000	
Hunter	$	9,736,000	
Daft	$	8,700,000	
Chestnut	$	7,486,000	
Frenette	$	3,600,000	
Patrick	$	3,300,000	
Dunn	$	2,500,000	
Heyer	$	2,000,000	
Ware	$	1,600,000	
Total	***$***	***197,940,000***	

36,000,000 Free Restricted Shares Have Been Granted Since 1983.

These shares have a current market value of ***$1.5 billion dollars.***

Three (3) executives received 44% of these free restricted shares.

Fed Chairman Greenspan has described some corporate compensation as "infectious greed."

I agree.

Coca-Cola Grants Another Form Of Free Restricted Stock Called Performance Share Units. But,...

PSU grants vest in 3 years, not at age 62.

And, PSU grants can be prematurely released without a shareowners vote.

Moreover, In A Consent Decree Dated April 18, 2005 The Securities & Exchange Commission Determined...

That Coca-Cola implemented a "channel stuffing" practice in Japan during 1997-1999, whereby Bottler concentrate inventories increased +62%, while Bottler sales of finished beverages to retailers increased just +11%.

That 71,000,000 concentrate gallons, worth $1,200,000,000, were "pushed."

And, that earnings per share were increased.

PSU grants are tied to earnings per share.

In A Speech Entitled "What Went Wrong With America", John Bogle, Founder of The Vanguard Group, Said...

"as Directors often turned over to managers the virtually unfettered power to place their own interests first, the concept of stewardship became conspicuously absent from corporate America."

In 2005 My Proposal Received 539,000,000 Votes Or 32%.

Thanks.

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units...

Are performance based;

Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

And, can not be prematurely released or substantially altered ***without a shareowners vote.***

Statement Against Shareowner Proposal Regarding Restricted Stock

The Board respectfully submits that the provisions of this proposal are substantially met.

1. In 2001, shareowners approved an amendment to the 1989 Restricted Stock Plan to allow for performance-based awards.

2. Currently, the majority of outstanding awards under the plan are either performance-based restricted stock or performance share units. These awards are tied to specific performance metrics and targets and are clearly communicated to shareowners.

3. In the event performance criteria are not met, shares will be, and have been, forfeited.

4. While the awards can be altered, they can only be done as outlined in the plan that shareowners have previously approved. In fact, shareowners have approved the performance criteria that may be used for performance awards.

The Board considers this proposal unnecessary because it proposes to further modify what shareowners have already approved. In addition, this proposal was submitted last year and a similar proposal was previously submitted. In neither case did shareowners elect to adopt the change being suggested.

A Board Committee made up of independent directors makes decisions about executive compensation. That Committee uses an independent advisor who counsels it on decisions related to executive compensation.

The Committee recognizes that not every shareowner agrees with every decision related to executive pay. The role of the Committee is to set compensation strategy that links to shareowners' interests. For instance, shareowner opinions on executive compensation have ranged from providing only cash-based compensation to providing only restricted stock.

With that said, the Board understands and agrees that executive compensation is an important and appropriate focus for shareowners. To that end, the Committee operates within agreements, terms and conditions of plans and programs that have been approved by shareowners. The Board believes the current compensation philosophy serves shareowner interests.

The Board of Directors recommends a vote AGAINST the proposal regarding restricted stock.

Exhibit C

The Coca-Cola Company

NOTICE OF ANNUAL MEETING OF SHAREOWNERS

TO THE OWNERS OF COMMON STOCK
OF THE COCA-COLA COMPANY

The Annual Meeting of Shareowners of The Coca-Cola Company (the "Company") will be held at the Hotel du Pont, 11th and Market Streets, Wilmington, Delaware 19801, on Wednesday, April 18, 2007, at 10:30 a.m., local time. The purposes of the meeting are:

1. to elect 11 Directors to serve until the 2008 Annual Meeting of Shareowners;
2. to ratify the appointment of Ernst & Young LLP as independent auditors of the Company to serve for the 2007 fiscal year;
3. to approve the Performance Incentive Plan of The Coca-Cola Company;
4. to vote on five proposals submitted by shareowners if properly presented at the meeting; and
5. to transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors set February 20, 2007 as the record date for the meeting. This means that owners of record of shares of Common Stock of the Company at the close of business on that date are entitled to:

- receive this notice of the meeting; and
- vote at the meeting and any adjournments or postponements of the meeting.

We will make available a list of shareowners of record as of the close of business on February 20, 2007 for inspection by shareowners during normal business hours from April 7 through April 17, 2007 at the Company's principal place of business, One Coca-Cola Plaza, Atlanta, Georgia 30313. This list also will be available to shareowners at the meeting.

By Order of the Board of Directors

CAROL CROFOOT HAYES
Associate General Counsel
and Secretary

Atlanta, Georgia
March 9, 2007

We urge each shareowner to promptly sign and return the enclosed proxy card or to use telephone or Internet voting. See our questions and answers about the meeting and voting section for information about voting by telephone or Internet, how to revoke a proxy, and how to vote shares in person.

Shareowner Proposal Regarding Restricted Stock (Item 8)

Elton W. Shepard, *** FISMA & OMB Memorandum M-07-16 *** owner of 26,446 shares of Common Stock, submitted the following proposal:

Since 2001, PepsiCo Has Outperformed Coca-Cola By +55%

	$100 Investment—Stock Price Appreciation Plus Dividends		
	1-1-2001	12-31-2005	Return
Coca-Cola	$ 100	$ 73	-27%
PepsiCo	$ 100	$ 128	+28%

Coca-Cola peaked at $89 in 1998.

During 2004-2005, CEO Isdell Received About $1,000,000 Per Month.

Base	Bonus	*Free Restricted Stock* Stock Value	Dividends	Total	Monthly Pay
$2,375,000	$7,365,000	$6,855,000	$227,000	$16,822,000	$990,000*

*17 months of service

Mr. Isdell also received 1,070,000 stock options.

Restricted Stock . . .

Is free.

Has no performance requirements.

Includes dividends and voting rights.

Dilutes the ownership interest of common shareowners.

And, guarantees recipients a profit, ***even if Coca-Cola stock price decreases.***

Restricted Stock Vests 1) Five Years After The Grant, And 2) At Age 62. However, Without A Shareowners Vote, Our Board Has Repeatedly Released Unvested, Free Shares To Executives Who Did Not Meet These Two Requirements.

Departing Executive	Value Of Free Unvested Shares Upon Release	
Ivester	$ 98,000,000	. . . Ivester's restricted shares vested at age 55. But, **he left at age 52** when our Board added 3 years of service to his age. Under Ivester our stock price dropped from $58 to $52.
Stahl	$ 19,100,000	. . . Stahl also received a $3,500,000 cash severance.
Daft	$ 8,320,000	. . . Under Daft our stock fell from $52 to $51.
Chestnut	$ 5,190,000	
Frenette	$ 3,600,000	
Isdell	$ 3,050,000	. . . CEO Isdell also received $19,440,000 in free, vested shares when he left in 1998, plus $6,900,000 in free restricted shares when he returned in 2004.
Dunn	$ 2,500,000	
Ware	$ 1,600,000	
Total	**$141,360,000**	

Two Other Executives Received Free, Vested Shares At Their Departure Under Employment Contracts.

Departing Executive	Value Of Free Restricted Shares Upon Release		
Patrick	$	3,490,000	. . . Patrick also received a $2,000,000 consulting contract that required "no obligation to work any hours during any period of time."
Heyer	$	2,080,000	. . . Heyer also received an $8,000,000 cash severance. In 2006, he switched Starwood Hotels to PepsiCo.

36,000,000 Free Restricted Shares Have Been Granted Since 1983.

These shares have a current market value of **$1.7 billion dollars.**

Three (3) executives received 44% of these free restricted shares.

Coca-Cola Grants Another Form Of Free Restricted Stock Called Performance Share Units. But, . . .

PSU grants vest in 3 years, not at age 62.

PSU grants are released two years after vesting.

And, unvested PSU grants can be released without a shareowners vote.

PSU Grants Vest If Earnings Per Share Targets Are Achieved. However, in 2005, The Securities & Exchange Commission Determined That Coca-Cola Artificially Inflated Earnings Per Share When . . .

71,000,000 concentrate gallons, worth $1,200,000,000, were "channel stuffed" from 1997-1999 in Japan.

As a result, EPS exceeded analysts estimates in 8 out of 12 quarters.

If Earnings Per Share Targets Are Not Achieved, PSU Grants Are Forfeited. However, For Every PSU Forfeited, Three New PSU's Have Been Awarded.

	2003—2005 Performance Share Unit Summary	
	Granted	Forfeited
Number PSU's	2,587,000	881,000

John Bogle, Founder Of The Vanguard Group, Has Said . . .

"As Directors often turned over to managers the virtually unfettered power to place their own interests first, the concept of stewardship became conspicuously absent from corporate America."

In 2006 My Proposal Received 527,000,000 Votes or 32%.

Thanks.

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units . . .

Are performance based;

Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

And, can not be prematurely released or substantially altered without a shareowners vote.

Statement Against Shareowner Proposal Regarding Restricted Stock

The provisions of this proposal have been substantially met, and the proposal seeks to modify what shareowners have already approved.

The Company's restricted stock program *already* links compensation and performance and incorporates the use of performance-based grants. A significant percentage of the Company's restricted stock and performance share units (PSUs) are *already* performance-based and are *already* tied to Company specific performance metrics and timeframes that are communicated to shareowners.

1. In 2001, shareowners approved an amendment to the 1989 Restricted Stock Plan to allow for performance-based awards.
2. Currently, the majority of outstanding awards under the plan are either performance-based restricted stock or PSUs. These awards are tied to specific performance metrics and targets.
3. In the event performance criteria are not met, shares will be, and have been, forfeited.
4. Awards are rarely altered and only as outlined in the plan that shareowners have previously approved. In fact, shareowners have approved the performance criteria that may be used for performance awards.
5. The Compensation Committee has adopted a policy that would limit the release of unvested restricted shares. The policy, adopted last year by the Board, provides for seeking shareowner approval of certain severance arrangements for senior executives that result in payments in excess of 2.99 times total salary and bonus. The policy contains a specific provision addressing the early vesting of equity compensation.

The Board recognizes that not every shareowner agrees with every decision related to executive pay. For instance, over the past few years the Compensation Committee of the Board has reviewed shareowner opinions on executive compensation that ranged from providing only cash-based compensation to providing only restricted stock. The role of the Committee is to set compensation strategy that links to shareowners' interests.

The Board of Directors understands that executive compensation is an important and appropriate focus for shareowners. To that end, the Compensation Committee of the Board operates within agreements, terms and conditions of plans and programs that have been approved by shareowners.

The Compensation Committee is made up of independent directors and uses an independent advisor who counsels it on decisions related to executive compensation.

The Board of Directors recommends a vote
AGAINST
the proposal regarding restricted stock.

Exhibit D

The Coca-Cola Company

NOTICE OF ANNUAL MEETING OF SHAREOWNERS

TO THE OWNERS OF COMMON STOCK
OF THE COCA-COLA COMPANY

The Annual Meeting of Shareowners of The Coca-Cola Company (the "Company") will be held at the Gwinnett Center, Grand Ballroom, 6400 Sugarloaf Parkway, Duluth, Georgia 30097, on Wednesday, April 22, 2009, at 9:00 a.m., local time. The purposes of the meeting are:

1. to elect 14 Directors identified in the accompanying proxy statement to serve until the 2010 Annual Meeting of Shareowners;

2. to ratify the appointment of Ernst & Young LLP as independent auditors of the Company to serve for the 2009 fiscal year;

3. to vote on four proposals submitted by shareowners if properly presented at the meeting; and

4. to transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors set February 23, 2009 as the record date for the meeting. This means that owners of record of shares of Common Stock of the Company at the close of business on that date are entitled to:

- receive this notice of the meeting; and

- vote at the meeting and any adjournments or postponements of the meeting.

We will make available a list of shareowners of record as of the close of business on February 23, 2009 for inspection by shareowners during normal business hours from April 12 through April 21, 2009 at the Company's principal place of business, One Coca-Cola Plaza, Atlanta, Georgia 30313. This list also will be available to shareowners at the meeting.

By Order of the Board of Directors

CAROL CROFOOT HAYES
Associate General Counsel
and Secretary

Atlanta, Georgia
March 5, 2009

We urge each shareowner to promptly sign and return the enclosed proxy card or to use telephone or Internet voting. See our questions and answers about the meeting and voting section for information about voting by telephone or Internet, how to revoke a proxy, and how to vote shares in person.

Shareowner Proposal Regarding Restricted Stock (Item 6)

Elton W. Shepherd, *** FISMA & OMB Memorandum M-07-16 *** owner of 26,342 shares of Common Stock, submitted the following proposal:

In 1983, Coca-Cola Established A Restricted Stock Program.

I Believe Restricted Stock Is Antithetical To Corporate Governance "Best Practices."

It is ***free.***

Has ***no*** performance requirements.

Includes dividends and voting rights.

Dilutes the ownership of common shareowners.

And, guarantees recipients a profit, ***even if Coca-Cola's stock price decreases.***

Two Former Executives Received Nearly 14,000,000 Free Restricted Shares.

Executive	Market Value of Free Restricted Shares On October 10, 2008
Goizueta	$ 466,000,000
Keough	$ 110,000,000
Total	***$ 576,000,000***

Although Free Restricted Shares Vest At Age 62, After A 5 Year Restriction Period, Coca-Cola Has Repeatedly Released Unvested Shares To Departing Executives.

Executive	Market Value of Unvested Free Shares Upon Departure	
Ivester	$ 98,000,000	... Under Ivester our stock dropped from $58 to $52.
Stahl	$ 19,100,000	... Stahl also received a $3,500,000 cash severance.
Daft	$ 8,320,000	... Under Daft our stock fell from $52 to $51.
Chestnut	$ 5,190,000	
Frenette	$ 3,600,000	
Isdell	$ 3,050,000	... Isdell left in 1998, returned as CEO in 2004.
Dunn	$ 2,500,000	
Ware	$ 1,600,000	... Ware also received a $1,275,000 special bonus and consulting contract.
Total	***$ 141,360,000***	

Other Departing Executives Received Free Shares Under Employment Contracts.

Executive	Market Value of Free Shares Upon Departure	
Patrick	$ 3,490,000	... Patrick also received a $2,000,000 consulting contract which, according to the Atlanta Journal-Constitution, required "no obligation to work any hours during any period of time."
Heyer	$ 2,080,000	... Heyer also received an $8,000,000 cash severance.

In 2003, Coca-Cola Established A Performance Share Unit Program.

Performance Share Units, Another Form Of Free Stock, Are Forfeited Unless Compound Earnings Per Share Growth Targets Are Acheived. However, Earnings Per Share Can Be Manipulated.

In 2005, the Securities & Exchange Commission determined that Coca-Cola inflated earnings per share by "channel stuffing" concentrate from 1997-1999 in Japan.

In July 2008, the Wall Street Journal reported that Coca-Cola reached a $137 million dollar settlement of a lawsuit "filed by investors who claim the global beverage giant ***artificially inflated sales to boost its stock price.***"

The Wall Street Journal report also stated that "the suit named Coca-Cola and ***four former executives as defendants.***"

Former CEO Isdell Received Over $42,000,000 In Free Stock.

Restricted shares upon departure in 1998	$ 22,490,000
Restricted shares upon return in July 2004	$ 3,580,000
Performance Share Units, 2005-2007	$ 16,045,000
Total	***$ 42,115,000***

During CEO Isdell's Tenure, Coca-Cola Stock Rose From $51 To $52.

Robert Woodruff Never Received Free Stock.

Since 2002, PepsiCo Has Outperformed Coca-Cola By +38%.

	$100 Investment-Stock Price Appreciation Plus Dividends		
	12-31-2002	12-31-2007	Return
Coca-Cola*	$100	$158	+58%
PepsiCo	$100	$196	+96%

* Coca-Cola's stock price peaked at $89 in 1998.

My 2007 Shareowner Proposal Regarding Free Restricted Stock Received 532,000,000 Votes Or 32%. Thanks.

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units To Senior Executives And Board Members ...

Are performance based;

Are tied to company specific performance metrics, performance targets and timeframes clearly communicated to shareowners;

And, can not be prematurely released or substantially altered ***without a shareowners vote.***

Statement Against Shareowner Proposal Regarding Restricted Stock

The proposal calls for "a significant percentage of future awards of free restricted stock and performance share units" issued "to senior executives and Board members" to be performance based and tied to Company specific performance metrics, performance targets and timeframes clearly communicated to shareowners.

The Company has already substantially implemented the proposal.

For the last eight years, the great majority of the restricted stock and performance share units that were awarded to the Company's senior executives have had substantial performance criteria tied to the Company's long-term performance measures. Consequently, the proposal inaccurately characterizes these awards. This stock is not "free."

The proposal lists twelve individuals who received "free" restricted shares. The restricted stock awards made to ten of these individuals were the result of decisions made prior to May 2001. In 2001, the Company's shareowners approved an amendment to the 1989 Restricted Stock Plan to allow for performance-based awards to key Company employees. This amendment lists the performance criteria from which the Compensation Committee may choose to grant an award. The performance measures established by the Compensation Committee are communicated to shareowners in the Company's proxy statements. Where performance is not met, the awards are forfeited, in whole or in part. For example, all of the performance-based restricted stock granted in May 2001, which had a compound annual growth in earning per share target of 11% over the performance period, was forfeited because the performance was not achieved. One-third of the performance share units awarded for the 2004-2006 performance period were forfeited because the performance target for the three-year period was not fully met. The Compensation Committee has not waived required performance criteria for any performance share units. The Compensation Committee only uses time-based restricted stock sparingly in hiring situations and for retention.

In the last four years, no restricted stock awards to Named Executive Officers have been released prior to the lapse of restrictions established by the award. In fact, the Compensation Committee has adopted a policy that would limit the release of unvested restricted shares. The policy provides for seeking shareowner approval of any severance arrangements for senior executives that result in payments in excess of 2.99 times total salary and bonus. The policy contains a specific provision addressing the early vesting of equity compensation.

The Company has and continues to pay for performance. The Company *already* makes a significant portion of executive compensation at-risk, subject to performance criteria aligned with creating return for our shareowners, and *already* ties awards of restricted stock and performance share units to specific performance targets and timeframes that are clearly communicated to shareowners. Therefore, the Company has *already* substantially implemented the proposal, making a vote for the proposal unnecessary.

The Board of Directors recommends a vote AGAINST the proposal regarding restricted stock.

Exhibit E

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The Coca-Cola Company

NOTICE OF ANNUAL MEETING OF SHAREOWNERS

TO THE OWNERS OF COMMON STOCK
OF THE COCA-COLA COMPANY

The Annual Meeting of Shareowners of The Coca-Cola Company (the "Company") will be held at the Gwinnett Center, Grand Ballroom, 6400 Sugarloaf Parkway, Duluth, Georgia 30097, on Wednesday, April 21, 2010, at 9:00 a.m., local time. The purposes of the meeting are:

1. to elect 14 Directors identified in the accompanying proxy statement to serve until the 2011 Annual Meeting of Shareowners;
2. to ratify the appointment of Ernst & Young LLP as independent auditors of the Company to serve for the 2010 fiscal year;
3. to vote on four proposals submitted by shareowners if properly presented at the meeting; and
4. to transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors set February 22, 2010 as the record date for the meeting. This means that owners of record of shares of Common Stock of the Company at the close of business on that date are entitled to:

- receive this notice of the meeting; and
- vote at the meeting and any adjournments or postponements of the meeting.

We will make available a list of shareowners of record as of the close of business on February 22, 2010 for inspection by shareowners for any purpose germane to the meeting during normal business hours from April 9 through April 20, 2010 at the Company's principal place of business, One Coca-Cola Plaza, Atlanta, Georgia 30313. This list also will be available to shareowners for any such purpose at the meeting.

By Order of the Board of Directors

CAROL CROFOOT HAYES
Associate General Counsel
and Secretary

Atlanta, Georgia
March 5, 2010

We urge each shareowner to promptly sign and return the enclosed proxy card or to use telephone or Internet voting. See our questions and answers about the meeting and voting section for information about voting by telephone or Internet, how to revoke a proxy, and how to vote shares in person.

Shareowner Proposal Regarding Restricted Stock (Item 5)

Elton Shepherd, *** FISMA & OMB Memorandum M-07-16 *** owner of 26,336 shares of Common Stock, submitted the following proposal:

In 1983, Coca-Cola Established A Restricted Stock Program.

Coca-Cola Claims That Restricted Stock Is Not Free.

The cost of restricted stock is . . . ***ZERO.***

Moreover, free restricted stock guarantees recipients a profit, even if Coca-Cola's stock price decreases.

Since 1983, $1.9 Billion Dollars Of Free Restricted Shares Have Been Awarded, Including These Grants . . .

Executive	Market Value of Free Restricted Stock On October 10, 2009
Goizueta	$614,000,000
Keough	$144,000,000
Total	$758,000,000

I Believe It Would Have Been Wiser To Reinvest This $1.9 Billion Dollars In Our Great Enterprise To Foster Its Continued Prosperity.

In 2003, Coca-Cola Established A Performance Share Unit Program.

Performance Share Units, Another Form Of Free Stock, Are Forfeited Unless Compound Financial Growth Targets Are Achieved.

During The 2006-2008 Performance Period, "Comparable" Earnings Per Share Growth Targets Were Established.

"Comparable" EPS, Which Exclude Certain Accounting Charges, Were Significantly Higher Than Actual EPS, Resulting In Larger Free Stock Awards.

Year	"Comparable" EPS	Actual EPS
2005 (Base Year)	$2.17	$2.04
2006	$2.37	$2.16
2007	$2.70	$2.57
2008	$3.16	$2.49
2006-2008 Compound Growth	***+13.4%***	***+6.8%***

Earnings Per Share Can Be Adjusted By Other Means.

In 2005, the Securities & Exchange Commission determined that Coca-Cola inflated earnings per share by "channel stuffing" concentrate in Japan.

In 2008, Coca-Cola settled a "channel stuffing" lawsuit for $138 million dollars.

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Coca-Cola's Restricted Stock Program Allows Our Board To "Amend The Plan Without A Shareowner Vote."

Coca-Cola Has Repeatedly Used This Provision To Release Unvested, Free Shares To Departing Executives Including...

Executive	Market Value of Unvested Free Shares Upon Departure
Ivester	$ 98,000,000 ... Under Ivester our stock dropped from $58 to $52.
Stahl	$ 19,000,000
Total	$117,000,000

Coca-Cola Claims That My Proposal To Preclude The Release Of Unvested Free Shares, Unless Approved By Shareowners, Has Been Substantially Implemented.

However, Coca-Cola Continues To Release Unvested, Free Shares To Departing Executives Including...

Executive	Number of Unvested Free Shares Released
Minnick	19,228 ... released in 2007.
Mattia	13,379 ... PSU's are converted to shares at retirement, ***if the executive has at least 5 years of service.*** Mattia retired in 2008 with just 3 years of service. These shares will be released in 2010, if performance criteria are met.

Robert Woodruff Never Received Free Stock.

As A Coca-Cola Employee, I Received Stock Options Which I Support For All Employees.

I purchased all of my vested options, while unvested options were forfeited.

Thus, I believe departing executives should forfeit unvested, free restricted shares.

Your Vote Matters... I Believe Shareowner Support Of My Proposal Was A Key Reason Former CEO Daft's 1,500,000 Unvested, Free Restricted Shares Were Forfeited When He Departed In 2004.

If your shares are held by a financial institution, please instruct your fiduciary to vote YES.

Resolved That Shareowners Urge Coca-Cola's Board That A Significant Percentage Of Future Awards Of Free Restricted Stock And Performance Share Units To Senior Executives And Board Members...

Are performance based.

Are tied to Company specific performance metrics, performance targets and timeframes clearly communicated to shareowners.

And, can not be released or substantially altered ***without a shareowner vote.***

Statement Against Shareowner Proposal Regarding Restricted Stock

The proposal calls for "a significant percentage of future awards of free restricted stock and performance share units" issued "to senior executives and Board members" to be performance-based

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and tied to Company specific performance metrics, performance targets and timeframes clearly communicated to shareowners.

The Company has paid and continues to pay for performance. The Company agrees with the pay for performance approach and has implemented a policy reflecting this. This proposal has been substantially implemented. The proponent has not taken changes to our compensation program into consideration as part of his proposal, which is largely identical to the proposal he submitted last year and in previous years. Last year nearly 90% of the Company's shareowners rejected this same proposal.

As a result of our pay for performance approach, for the last nine years the great majority of the restricted stock and performance share units awarded to the Company's senior executives have had substantial performance criteria tied to the Company's long-term performance measures. Consequently, the proposal inaccurately characterizes these awards. This stock is not "free".

In 2001, the Company's shareowners approved an amendment to the Company's 1989 Restricted Stock Award Plan to allow for performance-based awards to key Company employees. This amendment lists the performance criteria from which the Compensation Committee of the Board may choose to grant an award. The performance measures established by the Compensation Committee are communicated to shareowners in the Company's proxy statements. Where performance is not met, the awards are forfeited, in whole or in part.

For example, all of the performance-based restricted stock granted in May 2001, which had a compound annual growth in earnings per share target of 11% over the performance period, was forfeited because the performance was not achieved. One-third of the performance share units awarded for the 2004–2006 performance period were forfeited because the performance target for the three-year period was not fully met. Most recently, as described in more detail on page 54, the results for the 2007–2009 performance period were certified in February 2010 and executives earned 98% of the target shares because performance fell below the target level. The Compensation Committee only uses time-based restricted stock sparingly primarily in hiring situations and for retention.

The Compensation Committee has adopted a policy that would limit the release of unvested restricted shares. The policy provides for seeking shareowner approval of any severance arrangements for senior executives that result in payments in excess of 2.99 times total salary and bonus. The policy contains a specific provision addressing the early vesting of equity compensation.

Our compensation programs are designed to reward employees for producing sustainable growth for our shareowners. The Company *already* makes a significant portion of executive compensation subject to performance criteria aligned with creating return for our shareowners, and *already* ties awards of restricted stock and performance share units to specific performance targets and timeframes that are clearly communicated to shareowners. Therefore, the Company has *already* substantially implemented the proposal. As almost 90% of shareowners recognized last year, a vote for the proposal is unnecessary.

The Board of Directors recommends a vote
AGAINST
the proposal regarding restricted stock.